First Hawaiian, Inc.

999 Bishop Street, 29th Floor

Honolulu, HI 96813

November 10, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:      Notice of Disclosure Filed in Quarterly Report on Form 10‑Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that First Hawaiian, Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the period ended September 30, 2016, which was filed with the Securities and Exchange Commission on November  10, 2016.

Respectfully submitted,

First Hawaiian, Inc.

By:	/s/ Michael Ching
Name:	Michael Ching
Title:	Chief Financial Officer and Treasurer